September 18, 2009

Craig Wilson

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549, Mailstop 4561

Re: Electronic Arts Inc.

Form 10-K for the fiscal year ended March 31, 2009

Filed on May 22, 2009

File No. 000-17948

Dear Mr. Wilson:

We are submitting this letter in response to the comment letter, dated September 3, 2009, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the filing listed above of Electronic Arts Inc. (“EA”). The number of the paragraphs below corresponds to the numbering of the Staff’s September 3, 2009 comment letter, which, for your convenience, we have incorporated into this response in italics.

Form 10-K for the fiscal year ended March 31, 2009

Item 1. Business

Significant Relationships

Console Manufacturers, page 9

1.	We note your response to prior comment 1. However, we disagree with your conclusion that you are not substantially dependent upon your license agreements with Microsoft and Nintendo and your agreement with Sony pertaining to the PLAYSTATION 3 console. As you disclose in a risk factor on page 16 of your Form 10-K, publishing products for video games systems is the largest portion of your business and, in order to publish products on systems developed by Microsoft, Sony and Nintendo, you must take a license from each company. Accordingly, you appear to be substantially dependent upon your license agreements with those companies. Please amend your Form 10-K to provide these agreements as exhibits.

EA’s Response

In response to the Staff’s comment, we will file our agreement with Microsoft Corporation and its affiliates regarding the Xbox 360 console platform, our agreement with Sony Computer Entertainment Inc. and its affiliates regarding the PLAYSTATION 3 console platform, and our agreement with Nintendo Co., Ltd. and its affiliates regarding the Wii console platform. As discussed with Assistant Director Barbara Jacobs on September 15, 2009, we will include these agreements as exhibits to our next Form 10-Q filing. We advise the Staff that at that time we will submit a request for confidential treatment of certain terms contained in these agreements.

Consolidated Financial Statements

Consolidated Statements of Operations, page 65

2.	Your response to prior comment No. 6 indicates you estimate for fiscal 2009 that service revenues were less than 10% of total net revenues. Please further explain your estimate considering that the disclosures in your Form 8-K filed on May 5, 2009 seem to imply that your digital service revenues are more than 10% of your total net revenues in fiscal 2009. Quantify the amount of service revenues estimated for each period presented and explain how you allocate service revenues for purposes of evaluating whether service revenues represent more than 10% of your total revenues.

EA’s Response

The following represents the components of “Digital Services” net revenue in our Form 8-K filed on August 4, 2009:

(In millions)	YTD FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	YTD FY09	Q1 FY10
Advertising	$40	$7	$14	$12	$8	$41	$9
Subscription Services	104	27	28	47	31	133	36
Software Services	6	3	3	3	3	12	5
Software Downloads	30	9	12	15	21	57	17
Wireless	152	44	47	49	49	189	50

Total Digital Services Revenue	$332	$90	$104	$126	$112	$432	$117

Software Services relates to sales of premium software associated with service business models in which the consumer does not download the related software but only has access to the software via the Internet from our servers.

Because revenue from Software Downloads and Wireless Revenue are product revenue, while they have been included in the Digital Services revenue in our Form 8-K filed on August 4, 2009, they have been excluded from our composition of service revenue in our analysis to comply with Rule 5-03(b) of Regulation S-X. We advise the Staff that in future earnings releases and related filings, we intend to rename “Digital Services Revenue” to “Wireless, Internet-derived and Advertising (“Digital”) Revenue”.

We considered Rule 5-03(b) of Regulation S-X in presenting net revenue on our Condensed Consolidated Statements of Operations on page 4 of our Form 10-Q for the three months ended June 30, 2009 and on page 65 of our Form 10-K for the year ended March 31, 2009 and concluded that our service revenue is less than 10% of our total net revenue. Our total net revenue by Product, Service and Other revenue was:

(In millions)	YTD FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	YTD FY09	Q1 FY10
Advertising	$40	$7	$14	$12	$8	$41	$9
Subscription Services	104	27	28	47	31	133	36
Software Services	6	3	3	3	3	12	5
Allocated service revenue from sales of online-enabled packaged goods with an online service	73	19	10	17	20	66	11

Total Service Revenue	223	56	55	79	62	252	61
Product Revenue	3,437	743	836	1,568	794	3,941	578
Other Revenue	5	5	3	7	4	19	5

Total Net Revenue	$3,665	$804	$894	$1,654	$860	$4,212	$644

Service Revenue as a percentage of Total Net Revenue	6%	7%	6%	5%	7%	6%	9%

In applying the guidance of Rule 5-03(b) of Regulation S-X in the table above, for sales of online-enabled packaged goods that we offered an online service without an additional fee, we performed the analysis consistent with our previous correspondence with the Staff on August 29, 2007, October 24, 2007, December 10, 2007 and February 7, 2008. In this regard, we continued to allocate $2.00 of the combined sales price to service revenue, which was the last price we charged for this service in our fiscal 2007.

Separately, we also recently updated our analysis to determine our best estimate of the current fair value of the online service. This analysis was similar to the one described in our letter to the Staff dated February 7, 2008. We considered the following:

•	We currently offer a similar online service for certain games available only via the Internet. For these games, we do not charge a fee for either gameplay or use of the similar online service.

•

Consistent with our letter to the Staff dated February 7, 2008, other video game publishers continue not to charge a fee for substantially the same online matchmaking service. We have also noted that some independent companies offer a free online matchmaking service for other companies’ games.

•

Also consistent with our letter dated February 7, 2008, Microsoft continues to charge a flat fee of approximately $50 per year for its Xbox Live online service, which results in a cost-per-game of less than $1.00.

Accordingly, consistent with our conclusion in our letter to the SEC on February 7, 2008, we believe the current fair value of the online service we are obligated to provide for these online-enabled games is worth no more than $1.00; nevertheless, we performed the above analysis using the same value as in the past as it did not change our conclusion.

Consolidated Statements of Cash Flows, page 67

3.	We note your response to prior comment No. 7. Please revise your presentation in future filings to remove the short-term investments and subtotal line items from your consolidated statements of cash flows. In this regard, we do not believe that presenting an additional line item for short-term investments and subtotal line item for ending cash, cash equivalents and short-term investments complies with the guidance in paragraphs 8 and 26 of SFAS 95.

EA’s Response

We will revise our presentation in future filings to remove the short-term investments and subtotal line items from our Consolidated Statement of Cash Flows.

Note 18. Segment Information, page 106

4.	We note your response to prior comment No. 9. Please further clarify how you determined that your Mobile operating segment did not represent more than 10% of total net revenues in fiscal 2009. In this regard, your disclosures on page 108 appear to imply that net revenues attributable to your Mobile operating segment are more than 10% of total net revenues for each period presented.

EA’s Response

We advise the Staff that revenue from our EA Mobile operating segment represents only a portion of our revenue from Mobile platforms. Our revenue from Mobile platforms also includes revenue from Nintendo DS, PSP and Game Boy Advance handheld devices, which are included in revenue from our EA Games, EA SPORTS and EA Play operating segments. Revenue from our EA Mobile operating segment was $189 million and $152 million for the years ended March 31, 2009 and 2008, respectively, and is presented as “wireless” revenue in our disclosure of revenue by platform on page 108 of our Form 10-K. These amounts were less than 10% of our consolidated net revenue of $4.2 billion and $3.7 billion for the years ended March 31, 2009 and 2008, respectively. These amounts were also less than 10% of our total segment revenue of $3.9 billion for each of the years ended March 31, 2009 and 2008.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes in disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (650) 628-7768.

Sincerely,

/s/ Kenneth A. Barker
Kenneth A. Barker
Chief Accounting Officer

cc:	Barbara Jacobs
Morgan Youngwood
Matthew Crispino
Securities and Exchange Commission

Eric F. Brown
Stephen G. Bené
Electronic Arts Inc.

Laurie Mullen
KPMG LLP

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